Exhibit 1.1

To:

XX Settembre Holding S.r.l.

Via Francesco Caracciolo no. 9

80122 Naples

Italy

E-mail: langellaandrea@gmail.com

To the attention of the Director Mr. Andrea Langella

Dublin, 11 February 2025

Re: Amendment Agreement and Third Closing Memorandum – Proposal

Dear Sirs,

Further to our recent discussions and negotiations, please find below our proposal of the Amendment Agreement and Third Closing Memorandum.

AMENDMENT AGREEMENT AND THIRD CLOSING MEMORANDUM

(“Closing Memorandum”)

by and between

XX Settembre Holding S.r.l., a company organized and existing under the laws of Italy, having its registered office at Via Francesco Caracciolo no. 9, 80122 Naples (Italy) corporate capital of EUR 103,000.00 registered with the Companies’ Register of Naples under no. 09495031214 (“Seller”), represented herein by Andrea Langella, duly authorized to execute this Agreement as sole administrator;

- on the one side -

and

Brera Holdings PLC, a company organized and existing under the laws of Ireland, having its registered office at One Burlington Road no. 4, Dublin D04 C5Y6 (Ireland), registered with the Companies Registration Office of Ireland under no. 721923, represented herein by Daniel Joseph Mc Clory, duly authorized to execute this Agreement as director (“Purchaser”)

- on the other side -

(the Seller and the Purchaser are collectively referred to as “Parties” and, each of them, as a “Party”).

WHEREAS

A.	On December 31, 2024, the Parties entered into a sale and purchase and investment agreement as subsequently amended and supplemented pursuant to the addendum entered into on January 10, 2025 (“SPA”), whereby, among other things:

(i)	the Purchaser undertakes to purchase, in 4 different tranches, from the Seller, who in turn undertakes to sell, an interest in the corporate capital of S.S. Juve Stabia S.r.l., a limited liability company organized and existing under the laws of Italy, having its registered office at Via Cosenza C/O Stadio R. Menti 283, 80053 Castellammare di Stabia (NA), Italy, registered with the Companies’ Register of Naples under no. 04246411211 VAT code no. 04246411211 (“Company”); and

(ii)	the Purchaser undertakes to subscribe and fully pay-in, progressively in 3 different tranches, the First Share Capital Increase, the Second Share Capital Increase and the Final Share Capital Increase (as defined in the SPA).

B.	Following the rescheduling of the Third Closing Date (as defined in the SPA), jointly agreed between the Parties, the Third Closing (as defined in the SPA) has taken place on the date hereof.

C.	By executing this Closing Memorandum, the Parties intend to amend certain provisions of the SPA, and, consequently, acknowledge the performance or agree on the postponement of certain activities that should have been completed prior to or on the Third Closing Date pursuant to the SPA.

NOW, THEREFORE,

in consideration of the above Recitals, which form an integral and essential part of this Closing Memorandum, the Parties hereby agree and covenant as follows.

1.	Definitions and interpretation

1.1	Definitions

Capitalized terms utilized in this Closing Memorandum not otherwise defined herein shall have the same meaning ascribed to them in the SPA.

1.2	Certain rules of interpretation

section 1.2 of the SPA (“Rules of interpretation”) shall apply to this Closing Memorandum, mutatis mutandis.

2.	Amendments to the SPA and Pre-Third Closing undertakings

2.1	Amendments to the SPA

2.1.1	Amendment to paragraph 1.1.33 of the SPA

The Parties acknowledge and agree that paragraph 1.1.33 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“1.1.33 “Long Stop Date” means 20 March 2025 ~~31 January 2025~~, which date may be extended, prior to the expiration thereof, by mutual written agreement of the Parties”.

2.1.2	Amendment to paragraph 1.1.57 of the SPA

The Parties acknowledge and agree that paragraph 1.1.57 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“1.1.57 “Third Closing Date” means 11 February 2025 ~~(i) 31 January 2025, or (ii) in case the virtual data room referred to in Paragraph 8.1.2(a) is not fully uploaded with all documents and in- formation relevant for the purposes of carrying out the Due Diligence (as defined below) by 15 January 2025, 15 February 2025, or (iii) any other date to be agreed in writing by the Parties~~.”

2.1.3	Amendments to article 7 of the SPA

The Parties acknowledge and agree that:

(a)	article 7 of the SPA must be renamed “Conditions Precedent to Final Closing”;

(b)	paragraph 7.1.1 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“7.1.1 Pursuant to article 1353 of the Italian Civil Code, the obligations of the Parties to proceed with the Final ~~Third~~ Closing pursuant to this Agreement are subject to the occurrence (or the waiver in accordance with paragraph 6.1.2) of the following events (each a “Condition Precedent” and, collectively, the “Conditions Precedent”), on or prior to the Long Stop Date:

(a)	the obtainment of the FIGC clearance for the Transaction by means of the approval of the Purchaser from the FIGC pursuant to article 20-bis of NOIF (“FIGC Clearance”);

(b)	all Players’ Contracts and the Stadium Contract shall be valid and in force;

(c)	no Material Adverse Effect having occurred; and

(d)	the Company having been managed in compliance with the provisions of Article 5.

(c)	paragraph 7.2.1(a) must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“7.2.1 The Parties, each as far as it is concerned:

(a)	shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, and cooperate, fully with each other with respect to, all things necessary, proper or advisable (including, but not limited to, the performance of their respective undertakings and obligations concerning the satisfaction of the Conditions Precedent) to ensure that the Conditions Precedent are satisfied and secured and the Final ~~Third~~ Closing occurs as soon as possible after the Third ~~Second~~ Closing Date. In particular, with reference to the Condition Precedent under Paragraph 7.1.1(a), the Purchaser undertakes to promptly file the relevant document to the FIGC”.

2.1.4	Amendments to article 8 of the SPA

The Parties acknowledge and agree that:

(a)	article 8 of the SPA must be renamed “Pre-Third Closing and pre-Final Closing undertakings”;

(b)	paragraph 8.2.5 must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“8.2.5 Upon exercise of the withdrawal right referred to in Section 8.2, this Agreement shall automatically terminate and the Parties shall be released from all future or pending obligations hereunder (including, for the avoidance of doubt, the obligation to proceed with the ~~Third Closing and the~~ Final Closing) except for any rights or obligations arising under Articles 14 (Confidentiality), 15 (Miscellaneous Provisions), 16 (Applicable Law) and 17 (Dispute Resolutions) and without prejudice to any indemnity obligations incurred by either Party in respect of any fact or circum-stance occurred until the termination of the Agreement (including the breach of the Representations and Warranties of the Seller)”.

2.1.5	Amendments to article 9 of the SPA

The Parties acknowledge and agree that:

(a)	paragraph 9.1 of the SPA must be amended and supplemented as follows (the underlined words and expressions in bold are added to the SPA and shall thus be effective, while the words stricken through are deleted from the SPA and shall thus be ineffective):

“~~Subject to the fulfillment (or waiver, as the case may be) of the Conditions Precedent,~~ Tthe Third Closing shall take place at the offices of the Notary Public in Rome, Via Basento 52/d, before the Notary Public (or, if he is for any reason unavailable to attend the Third Closing, such other notary public as will be designated by the Purchaser in due course), on the Third Closing Date, starting from 9.30 (CET), or at such other time and place agreed in writing between the Parties”.

(b)	paragraph 9.2.1(b)(iii) of the SPA must be deleted and considered no longer in place.

2.1.6	Amendment to paragraph 10.2.1(b) of the SPA

The Parties acknowledge and agree that the following paragraph must be added, following paragraph (vi), to paragraph 10.2.1(b) of the SPA:

“(vii)	deliver, or cause to be delivered, to the Purchaser evidence satisfactory, or a declaration duly signed by the Seller, confirming that any other Conditions Precedent referred to in Paragraph 7.1.1 have been satisfied”.

2.2	Pre-Third Closing undertakings

The Parties acknowledge and agree that all the activities referred to in section 8.4 of the SPA have been completed in due time before the Third Closing Date and the Parties have negotiated and finalized a shareholders’ agreement in accordance with the Shareholders’ Agreement Term Sheet.

3.	Activities at Third Closing

The Parties acknowledge and agree that all the actions and transactions constituting the Third Closing under the SPA, as amended and supplemented by this Closing Memorandum, have been performed on the date hereof, so that the Third Closing is to be considered, for all purposes under the SPA and the Law, fully consummated.

4.	Pre-Final Closing Undertakings

4.1	Due Diligence

4.1.1	The Parties acknowledge and agree that:

(a)	as of the Third Closing Date the virtual data room referred to in paragraph 8.1.2(a) of the SPA is not fully uploaded with all documents and information relevant for the purposes of carrying out the Due Diligence; and, consequently,

(b)	the Due Diligence is still ongoing, and the term set forth under paragraph 8.1.3 of the SPA has not started to elapse.

4.1.2	The Seller undertakes that all documents and information relevant for the purposes of carrying out the Due Diligence as required in the Q&A submitted by the Purchaser’s advisor until the date hereof will be uploaded in the virtual data room referred to in paragraph 8.1.2(a) of the SPA as soon as possible and, in any case, within February 14, 2025.

5.	Representations and warranties of the Seller

5.1.1	In accordance with paragraph 9.2.1(b)(i) of the SPA, the Seller hereby confirms and certificates that the Representations and Warranties of the Seller set forth under Annex 11.1 of the SPA are true and correct as at the Third Closing Date and have not ceased to be true and correct at any time between the First Closing Date and the Third Closing Date.

6.	Other provisions

6.1	One and the same agreement

The Parties hereby acknowledge and agree that (i) the SPA, as amended and supplemented by the provisions of this Closing Memorandum, continues in full force and effect in accordance with its terms, and (ii) the SPA and this Closing Memorandum, taken together, constitute one and the same agreement.

6.2	No other change

This Closing Memorandum is aimed solely at integrating and amending the SPA according to the exclusive and specific terms and conditions provided herein, without any novative effectiveness (efficacia novativa) on any provision of the SPA, that is not directly or indirectly object of the integrations and amendments as of this Closing Memorandum.

6.3	Applicable Law

This Closing Memorandum shall be governed by, and construed and interpreted in accordance with, the Laws of Italy.

6.4	Miscellanea

Articles 15 (Miscellaneous provisions) to 17 (Dispute Resolution) of the SPA shall apply to this Closing Memorandum, mutatis mutandis.

* * *

If you agree with the above proposal, please reproduce the entire content of the Amendment Agreement and Third Closing Memorandum in a new letter, which should be returned to us duly signed in sign of your full and unconditional acceptance.

Yours faithfully,

Brera Holdings PLC

/s/ Daniel Joseph Mc Clory
Daniel Joseph Mc Clory
Executive Chairman and authorized signatory